EXHIBIT 21
SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
Genesis Microchip (Delaware) Inc.	Delaware, USA
Genesis Microchip Limited Partnership	New Brunswick, Canada
Genesis Microchip (Canada) Co.	Nova Scotia, Canada
Genesis Microchip LLC	Delaware, USA
Sage, Inc.	Delaware, USA
Genesis Microchip (India) Pvt. Ltd.	India
Faroudja, Inc.	Delaware, USA
Faroudja Laboratories, Inc.	California, USA
Smart Yantra Technologies Pvt. Ltd.	India
Genesis Microchip KK	Japan
Genesis Microchip GmbH	Germany